Filed Pursuant to Rule 433
                                                         File No.: 333-130174-01


April 26, 2007

UPDATE to the Structural and Collateral Information Free Writing Prospectus dated April 11, 2007 (the "Term Sheet FWP") and the Free Writing Prospectus dated April 13, 2007 (the "April 13 FWP")

GE Commercial Mortgage Corporation Commercial Mortgage Pass-Through Certificates Series 2007-C1 - $3.95B** NEW ISSUE CMBS - Structural and Collateral Update

Structure Update
----------------

Class A-M and Class A-J. The Class A-MFX and Class A-JFX classes have been renamed Class A-M and Class A-J, respectively. Annex A to this Update contains updated information regarding these classes.

The asset-backed securities referred to in these materials, and the asset pools backing them, are subject to modification or revision (including the possibility that one or more classes of securities may be split, combined or eliminated at any time prior to issuance or availability of a final prospectus) and are offered on a "when, as and if issued" basis. You understand that, when you are considering the purchase of these securities, a contract of sale will come into being no sooner than the date on which the relevant class has been priced and we have confirmed the allocation of securities to be made to you; any "indications of interest" expressed by you, and any "soft circles" generated by us, will not create binding contractual obligations for you or us.

Because the asset-backed securities are being offered on a "when, as and if issued" basis, any such contract will terminate, by its terms, without any further obligation or liability between us, if the securities themselves, or the particular class to which the contract relates, are not issued. Because the asset-backed securities are subject to modification or revision, any such contract also is conditioned upon the understanding that no material change will occur with respect to the relevant class of securities prior to the closing date. If a material change does occur with respect to such class, our contract will terminate, by its terms, without any further obligation or liability between us (the "Automatic Termination"). If an Automatic Termination occurs, we will provide you with revised offering materials reflecting the material change and give you an opportunity to purchase such class. To indicate your interest in purchasing the class, you must communicate to us your desire to do so within such timeframe as may be designated in connection with your receipt of the revised offering materials.

The information contained in these materials may be based on assumptions regarding market conditions and other matters as reflected herein. Banc of America Securities LLC and the other underwriters make no representation regarding the reasonableness of such assumptions or the likelihood that any such assumptions will coincide with actual market conditions or events, and these materials should not be relied upon for such purposes. The underwriters and their respective affiliates, officers, directors, partners and employees, including persons involved in the preparation or issuance of these materials, may, from time to time, have long or short positions in, and buy and sell, the securities mentioned herein or derivatives thereof (including options). Information in these materials is current as of the date appearing on the material only. This free writing prospectus is not required to contain all information that is required to be included in the base prospectus and the prospectus supplement. The information in this free writing prospectus is preliminary and subject to change. Information in these materials regarding any securities discussed herein supersedes all prior information regarding such securities. These materials are not to be construed as an offer to sell or the solicitation of any offer to buy any security in any jurisdiction where such an offer or solicitation would be illegal.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-294-1322 or you e-mail a request to dg.prospectus_distribution@bofasecurities.com. The securities may not be suitable for all investors. Banc of America Securities LLC and the other underwriters and their respective affiliates may acquire, hold or sell positions in these securities, or in related derivatives, and may have an investment or commercial banking relationship with the issuer.

IRS CIRCULAR 230 NOTICE: THIS FREE WRITING PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE OR LOCAL TAX PENALTIES. THIS FREE WRITING PROSPECTUS IS WRITTEN AND PROVIDED BY THE UNDERWRITERS IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN. INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

ANNEX A
-------

                                                                        Approximate
                                                                          Initial
                                                                           Pass-
                        Certificate  Approximate                          Through    Weighted
                         Balance or  Percentage  Approximate              Rate as     Average   Assumed Final  Principal  Principal
          S&P  Moody's    Notional    of Pool      Credit               of Delivery     Life     Distribution    Start       End
  Class    Ratings(1)     Amount(2)   Balance     Support    Rate Type      Date    (years) (3)    Date (3)    Window (3) Window (3)
===================================================================================================================================
Offered Certificates
-----------------------------------------------------------------------------------------------------------------------------------
 A-1 (4)  AAA    Aaa     68,000,000     1.720%    30.000%    Fixed (5)      %(5)       2.76    January 10, 2012      1       56
 A-2 (4)  AAA    Aaa    479,000,000    12.116%    30.000%    Fixed (5)      %(5)       4.77     April 10, 2012      56       59
 A-3 (4)  AAA    Aaa    185,000,000     4.679%    30.000%    Fixed (5)      %(5)       6.68     March 10, 2014      80       82
A-AB (4)  AAA    Aaa     54,898,000     1.389%    30.000%    Fixed (5)      %(5)       6.90    February 10, 2016    59       105
 A-4 (4)  AAA    Aaa    928,800,000    23.493%    30.000%    Fixed (5)      %(5)       9.65    February 10, 2017    105      117
A-1A (4)  AAA    Aaa  1,051,727,000    26.603%    30.000%    Fixed (5)      %(5)       7.12    February 10, 2017     1       117
   X-P    AAA    Aaa  3,861,731,000       NA         NA   Variable Rate (7) %(7)        NA            NA            NA       NA
   A-M    AAA    Aaa    354,346,000     8.963%    20.000%    Fixed (5)      %(5)       9.84     April 10, 2017      117      119
   A-J    AAA    Aaa    239,453,000     6.057%    12.375%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    B     AA+    Aa1     39,534,000     1.000%    11.375%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    C      AA    Aa2     44,477,000     1.125%    10.250%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    D     AA-    Aa3     39,534,000     1.000%     9.250%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
-----------------------------------------------------------------------------------------------------------------------------------

Private Certificates - Not Offered Hereby(6)
-----------------------------------------------------------------------------------------------------------------------------------
   X-C    AAA    Aaa  3,953,465,462 (8)   NA         N/A  Variable Rate (8) %(8)        N/A           N/A               N/A
  A-MFL   AAA    Aaa     41,000,000 (9) 1.037%    30.000%   Floating(10)    %(9)       9.84     April 10, 2017      117      119
  A-JFL   AAA    Aaa     62,000,000 (9) 1.568%    30.000%   Floating(10)    %(9)       9.92     April 10, 2017      119      119
    E      A+    A1      29,651,000     0.750%     8.500%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    F      A     A2      24,710,000     0.625%     7.875%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    G      A-    A3      49,418,000     1.250%     6.625%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    H     BBB+  Baa1     44,476,000     1.125%     5.500%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    J     BBB   Baa2     39,535,000     1.000%     4.500%    Fixed (5)      %(5)       9.92     April 10, 2017      119      119
    K     BBB-  Baa3     54,360,000     1.375%     3.125%    Fixed (5)      %(5)       10.00     May 10, 2017       119      120
    L     BB+    Ba1      9,884,000     0.250%     2.875%    Fixed (5)      %(5)       10.01     May 10, 2017       120      120
    M      BB    Ba2     14,825,000     0.375%     2.500%    Fixed (5)      %(5)       12.32   December 10, 2019    120      151
    N     BB-    Ba3      9,884,000     0.250%     2.250%    Fixed (5)      %(5)       12.59   December 10, 2019    151      151
    O      B+    B1       9,884,000     0.250%     2.000%    Fixed (5)      %(5)       12.59   December 10, 2019    151      151
    P      B     B2       9,883,000     0.250%     1.750%    Fixed (5)      %(5)       12.59   December 10, 2019    151      151
    Q      B-    B3      14,826,000     0.375%     1.375%    Fixed (5)      %(5)       12.59   December 10, 2019    151      151
    T      NR    NR      54,360,462     1.375%     0.000%    Fixed (5)      %(5)       12.59   December 10, 2019    151      151
-----------------------------------------------------------------------------------------------------------------------------------


(1) Ratings shown are those of Standard and Poor's Ratings Services, a division of The McGraw Hill Companies and Moody's Investors Service, Inc., respectively. Ratings shown for the Class A-MFL and Class A-JFL Certificates only reflect the receipt of a fixed per annum rate of interest at a rate equal to [__]%.

(2) As of the delivery date. Subject to a variance of plus or minus 5%.

(3) Based on the maturity assumptions (as defined under "Yield and Maturity Considerations" in the prospectus supplement). As of the delivery date, calculations for the certificates assume no prepayments will be made on the mortgage loans prior to their related maturity dates (or, in the case of the mortgage loan with an anticipated repayment date, the related anticipated repayment date).

(4) For purposes of making distributions to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A Certificates, the pool of mortgage loans will be deemed to consist of two distinct loan groups, loan group 1 and loan group 2. Loan group 1 will consist of 138 mortgage loans, representing approximately 73.80% of the initial pool balance. Loan group 2 will consist of 60 mortgage loans, representing approximately 26.20% of the initial pool balance. Loan group 2 will include approximately 79.73% of the initial pool balance of all the mortgage loans secured by multifamily properties and approximately 97.01% of the initial principal balance of all the mortgage loans secured by manufactured housing communities.

So long as funds are sufficient on any distribution date to make distributions of all interest on such distribution date to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4, Class A-1A, Class X-P and Class X-C Certificates, interest distributions on the Class A-1, Class A-2, Class A-3, Class A-AB and Class A-4 Certificates will be based upon amounts available relating to mortgage loans in loan group 1 and interest distributions on the Class A-1A Certificates will be based upon amounts available relating to mortgage loans in loan group 2. In addition, generally, the Class A-1, Class A-2, Class A-3, Class A-AB and Class A-4 Certificates will be entitled to receive distributions of principal collected or advanced only in respect of mortgage loans in loan group 1 until the certificate balance of the Class A-1A Certificates has been reduced to zero, and the Class A-1A Certificates will be entitled to receive distributions of principal collected or advanced only in respect of mortgage loans in loan group 2 until the certificate balances of the Class A-1, Class A-2, Class A-3, Class A-AB and Class A-4 Certificates and the principal balance have been reduced to zero. However, on and after any distribution date on which the certificate balances of the Class A-M and Class A-MFL through Class T Certificates have been reduced to zero, distributions of principal collected or advanced in respect of the pool of mortgage loans will be distributed to the Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4 and Class A-1A Certificates pro rata without regard to loan groups.

(5) The Class A-1, Class A-2, Class A-3, Class A-AB, Class A-4, Class A1-A, Class A-M, Class A-J, Class B, Class C, Class D, Class E, Class F, Class G, Class H, Class J, Class K, Class L, Class M Class N, Class O, Class P, Class Q and Class T Certificates will each accrue interest as either (i) a fixed rate,
(ii) a fixed rate subject to a cap at the weighted average net mortgage rate,
(iii) the weighted average net mortgage rate or (iv) the weighted average net mortgage rate less a specified percentage.

(6) Not offered by the prospectus supplement. Any information we provide herein regarding the terms of these certificates is provided only to enhance your understanding of the offered certificates.

(7) The Class X-P Certificates will not have a certificate balance and their holders will not receive distributions of principal, but such holders are entitled to receive payments of the aggregate interest accrued on the notional amount of the Class X-P Certificates, as described in the prospectus supplement. The interest rate applicable to the Class X-P Certificates for each distribution date will be as described in the prospectus supplement. See "Description of the Certificates--Pass-Through Rates" in the prospectus supplement.

(8) The Class X-C Certificates are not offered by the prospectus supplement. Any information we provide herein regarding the terms of these certificates is provided only to enhance your understanding of the offered certificates. The Class X-C Certificates will not have a certificate balance and their holders will not receive distributions of principal, but such holders are entitled to receive payments of the aggregate interest accrued on the notional amount of the Class X-C Certificates, as described in the prospectus supplement. The interest rate applicable to the Class X-C Certificates for each distribution date will be as decribed in the prospectus supplement. See "Description of the Certificates--Pass-Through Rates" in the prospectus supplement.

(9) The certificate balance of the Class A-MFL Certificates will be equal to the certificate balance of the Class A-MFL Regular Interest. The certificate balance of the Class A-JFL Certificates will be equal to the certificate balance of the Class A-JFL Regular Interest.

(10) The pass-through rate applicable to the Class A-MFL and Class A-JFL Certificates on each distribution date will be a per annum rate equal to LIBOR plus [___]% or [__]%, respectively. In addition, under certain circumstances described in this prospectus supplement, the pass-through rate applicable to the Class A-MFL or Class A-JFL Certificates may convert to a fixed rate equal to [__]% or [__]% per annum, respectively. The initial LIBOR rate will be determined on May [__], 2007, and subsequent LIBOR rates will be determined two LIBOR business days before the start of the related interest accrual period.